September 30, 2016             Unaudited Condensed Consolidated Financial Statements

Suite 1188, 550 Burrard Street

Vancouver, British Columbia

V6C 2B5

Phone: (604) 687-4018

Fax: (604) 687-4026

Eldorado Gold Corporation

Unaudited Condensed Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

		September 30, 2016	December 31, 2015

		$	$
ASSETS
Current assets
Cash and cash equivalents		364,298	288,189
Term deposits		5,305	4,382
Restricted cash		255	248
Marketable securities		39,497	18,331
Accounts receivable and other		61,553	85,468
Inventories		120,662	175,626
Assets held for sale	5	822,664	-
		1,414,234	572,244
Other assets		86,165	83,147
Defined benefit pension plan		12,369	10,897
Property, plant and equipment		3,567,473	4,747,759
Goodwill		-	50,276
		5,080,241	5,464,323
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities		119,351	236,819
Current debt	6	10,000	-
Liabilities held for sale	5	173,223	-
		302,574	236,819
Debt	6	591,040	589,395
Other non-current liability		7,087	6,166
Asset retirement obligations		79,649	102,636
Deferred income tax liabilities		425,539	607,871
		1,405,889	1,542,887
Equity
Share capital		2,819,101	5,319,101
Treasury stock		(7,794)	(10,211)
Contributed surplus		2,604,195	47,236
Accumulated other comprehensive loss		3,294	(20,572)
Deficit		(1,895,475)	(1,583,873)
Total equity attributable to shareholders of the Company		3,523,321	3,751,681
Attributable to non-controlling interests		151,031	169,755
		3,674,352	3,921,436
		5,080,241	5,464,323

Approved on behalf of the Board of Directors

(Signed)  John Webster           Director                 (Signed)  Paul N. Wright            Director

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation

Unaudited Condensed Consolidated Income Statements

(Expressed in thousands of U.S. dollars except per share amounts)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note		(restated)*		(restated)*
		2016	2015	2016	2015
Continuing operations:		$	$	$	$
Revenue
Metal sales		116,231	112,372	317,986	370,106

Cost of sales
Production costs		50,498	58,273	144,632	192,220
Inventory write-down (reversal)		(298)	1,595	-	7,806
Depreciation and amortization		16,908	22,528	53,427	65,117
		67,108	82,396	198,059	265,143
Gross profit		49,123	29,976	119,927	104,963

Exploration expenses		4,969	4,319	10,243	9,985
Mine standby costs (recovery)		(415)	7,027	14,962	8,439
General and administrative expenses		9,282	9,538	29,437	32,591
Defined benefit pension plan expense		292	406	872	1,266
Share based payments		2,116	2,802	8,516	12,977
Impairment loss on property, plant and equipment		-	-	-	254,910
Other write-down of assets		164	6,891	643	6,891
Foreign exchange loss (gain)		1,450	4,014	(1,703)	11,226
Operating profit (loss)		31,265	(5,021)	56,957	(233,322)

Loss on disposal of assets		221	2	418	3
Loss on marketable securities and other investments		-	-	4,881	-
Other income		(1,018)	(1,282)	(695)	(5,466)
Asset retirement obligation accretion		449	483	1,346	1,448
Interest and financing costs		758	3,323	10,536	12,756
Profit (loss) from continuing operations before income tax		30,855	(7,547)	40,471	(242,063)
Income tax expense		12,653	89,887	23,168	84,238
Profit (loss) from continuing operations		18,202	(97,434)	17,303	(326,301)
Profit (loss) from discontinued operations	5	3,745	1,796	(329,987)	26,565
Profit (loss) for the period		21,947	(95,638)	(312,684)	(299,736)

Attributable to:
Shareholders of the Company		20,740	(96,091)	(311,602)	(302,935)
Non-controlling interests		1,207	453	(1,082)	3,199
Profit (loss) for the period		21,947	(95,638)	(312,684)	(299,736)

Profit (loss) attributable to shareholders of the Company
Continuing operations		18,453	(96,439)	19,356	(324,317)
Discontinued operations		2,287	348	(330,958)	21,382
		20,740	(96,091)	(311,602)	(302,935)

Weighted average number of shares outstanding
Basic		716,587	716,587	716,587	716,585
Diluted		716,596	716,587	716,594	716,585

Earnings (loss) per share attributable to shareholders
of the Company:
Basic earnings (loss) per share		0.03	(0.13)	(0.43)	(0.42)
Diluted earnings (loss) per share		0.03	(0.13)	(0.43)	(0.42)

Earnings (loss) per share attributable to shareholders of the Company - Continuing operations:

Basic earnings (loss) per share		0.03	(0.13)	0.03	(0.45)
Diluted earnings (loss) per share		0.03	(0.13)	0.03	(0.45)

* See note 5

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation

Unaudited Condensed Consolidated Statements of Comprehensive Income

(Expressed in thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015
	$	$	$	$

Profit (loss) for the period	21,947	(95,638)	(312,684)	(299,736)
Other comprehensive income (loss):
Change in fair value of available-for-sale financial assets, net of income
tax (recovery) of $(267), $nil, $2,875 and $nil	(1,683)	(5,451)	19,411	(4,542)
Transfer of realized loss on disposal of available-for-sale financial assets	-	-	4,901	-
Actuarial losses on severance obligation	(324)	-	(446)	-
Total other comprehensive income (loss) for the period	(2,007)	(5,451)	23,866	(4,542)
Total comprehensive income (loss) for the period	19,940	(101,089)	(288,818)	(304,278)

Attributable to:
Shareholders of the Company	18,733	(101,542)	(287,736)	(307,477)
Non-controlling interests	1,207	453	(1,082)	3,199
	19,940	(101,089)	(288,818)	(304,278)

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation

Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

		Three months ended		Nine months ended
		September 30,		September 30,
			(restated)*		(restated)*
	Note	2016	2015	2016	2015
		$	$	$	$
Cash flows generated from (used in):
Operating activities
Profit (loss) for the period from continuing operations		18,202	(97,434)	17,303	(326,301)
Items not affecting cash:
Asset retirement obligation accretion		449	483	1,346	1,448
Depreciation and amortization		16,908	22,528	53,427	65,117
Unrealized foreign exchange loss (gain)		(70)	1,648	2,352	1,797
Deferred income tax expense (recovery)		2,191	78,871	(10,371)	52,036
Loss on disposal of assets		221	2	418	3
Other write-down of assets		164	6,891	643	6,891
Impairment loss on property, plant and equipment		-	-	-	254,910
Loss on marketable securities and other investments		-	-	4,881	-
Share based payments		2,116	2,802	8,516	12,977
Defined benefit pension plan expense		292	406	872	1,266
		40,473	16,197	79,387	70,144
Property reclamation payments		(518)	(324)	(1,412)	(416)
Changes in non-cash working capital	10	39,791	6,178	(19,834)	79,578
Net cash provided (used) by operating activities of continuing operations		79,746	22,051	58,141	149,306
Net cash provided (used) by operating activities of discontinued operations		(19,862)	30,509	6,671	32,192

Investing activities
Net cash paid on acquisition of subsidiary		(603)	-	(603)	-
Purchase of property, plant and equipment		(85,581)	(78,744)	(206,469)	(222,558)
Proceeds from the sale of property, plant and equipment		578	1,217	1,335	1,323
Net proceeds from sale of assets held for sale	5	264,697	-	264,697	-
Proceeds (loss) on production from tailings retreatment		(170)	3,836	3,708	13,938
Purchase of marketable securities		-	(11,079)	(2,526)	(16,312)
Proceeds from the sale of marketable securities		-	-	3,665	-
Redemption of (investment in) term deposits		12	(752)	(923)	(1,654)
Decrease (increase) in restricted cash		(2)	(1)	(8)	590
Net cash provided (used) by investing activities of continuing operations		178,931	(85,523)	62,876	(224,673)
Net cash used by investing activities of discontinued operations		(9,244)	(15,197)	(18,817)	(37,891)

Financing activities
Issuance of common shares for cash		-	-	-	121
Dividend paid to shareholders		-	(5,489)	-	(11,257)
Purchase of treasury stock		-	-	-	(2,394)
Long-term and bank debt proceeds		40,000	-	70,000	-
Long-term and bank debt repayments		(60,000)	-	(60,000)	-
Net cash provided (used) by financing activities of continuing operations		(20,000)	(5,489)	10,000	(13,530)
Net cash used by financing activities of discontinued operations		-	(8,178)	-	(19,619)

Net increase (decrease) in cash and cash equivalents		209,571	(61,827)	118,871	(114,215)
Cash and cash equivalents - beginning of period		197,489	446,126	288,189	498,514
Cash and cash equivalents - end of period		407,060	384,299	407,060	384,299
Less cash and cash equivalents held for sale - end of period		(42,762)	-	(42,762)	-
Cash and cash equivalents excluding held for sale- end of period		364,298	384,299	364,298	384,299

* See note 5

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation

Unaudited Condensed Consolidated Statements of Changes in Equity

(Expressed in thousands of U.S. dollars)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2016	2015	2016	2015
		$	$	$	$
Share capital
Balance beginning of period		2,819,101	5,319,101	5,319,101	5,318,950
Shares issued upon exercise of share options, for cash		-	-	-	121
Transfer of contributed surplus on exercise of options		-	-	-	30
Capital reduction	7	-	-	(2,500,000)	-
Balance end of period		2,819,101	5,319,101	2,819,101	5,319,101

Treasury stock
Balance beginning of period		(8,015)	(12,005)	(10,211)	(12,949)
Purchase of treasury stock		-	-	-	(2,394)
Shares redeemed upon exercise of restricted share units		221	1,556	2,417	4,894
Balance end of period		(7,794)	(10,449)	(7,794)	(10,449)

Contributed surplus
Balance beginning of period		2,602,027	44,540	47,236	38,430
Share based payments		2,389	3,041	7,892	13,282
Shares redeemed upon exercise of restricted share units		(221)	(1,556)	(2,417)	(4,894)
Recognition of other current liability related costs		-	(764)	(1,416)	(1,527)
Reversal of other current liability and related costs		-	-	52,900	-
Transfer to share capital on exercise of options		-	-	-	(30)
Capital reduction	7	-	-	2,500,000	-
Balance end of period		2,604,195	45,261	2,604,195	45,261

Accumulated other comprehensive loss
Balance beginning of period		5,301	(17,218)	(20,572)	(18,127)
Other comprehensive gain (loss) for the period		(2,007)	(5,451)	23,866	(4,542)
Balance end of period		3,294	(22,669)	3,294	(22,669)

Deficit
Balance beginning of period		(1,916,215)	(266,416)	(1,583,873)	(53,804)
Dividends paid		-	(5,489)	-	(11,257)
Profit (loss) attributable to shareholders of the Company		20,740	(96,091)	(311,602)	(302,935)
Balance end of period		(1,895,475)	(367,996)	(1,895,475)	(367,996)
Total equity attributable to shareholders of the Company		3,523,321	4,963,248	3,523,321	4,963,248

Non-controlling interests
Balance beginning of period		167,466	304,898	169,755	305,414
Profit (loss) attributable to non-controlling interests		1,207	453	(1,082)	3,199
Dividends declared to non-controlling interests		-	(5,634)	-	(8,896)
Decrease during the period	5	(17,642)	-	(17,642)	-
Balance end of period		151,031	299,717	151,031	299,717

Total equity		3,674,352	5,262,965	3,674,352	5,262,965

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

1.	General Information

Eldorado Gold Corporation (“Eldorado” or the “Company”) is a gold exploration, development, mining and production company. The Company has operations and ongoing exploration and development projects in Turkey, China, Greece, Brazil and Romania.

Eldorado is a public company which is listed on the Toronto Stock Exchange and New York Stock Exchange and is incorporated and domiciled in Canada.

2.	Basis of preparation
a)	Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’. They do not include all of the information and footnotes required by the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board for full annual financial statements and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2015.

The same accounting policies are used in the preparation of these unaudited condensed consolidated interim financial statements as for the most recent audited annual financial statements and reflect all the adjustments necessary for fair presentation in accordance with IFRS for the interim periods presented.

These unaudited condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on October 27, 2016.

b)	Judgement and estimates

The preparation of these unaudited condensed consolidated interim financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2015, with the exception of the judgements and estimates related to assets held for sale, as discussed in note 5.

3.	Adoption of new accounting standards and upcoming changes

The following standards have been published and are mandatory for Eldorado’s annual accounting periods no earlier than January 1, 2018:

•	IFRS 2 ‘Share-Based Payments’ – In June 2016, the IASB issued final amendments to this standard. IFRS 2 clarifies the classification and measurement of share-based payment transactions. These amendments deal with variations in the final settlement arrangements including: (a) accounting for cash-settled share-based payment transactions that include a performance condition, (b) classification of share-based payment transactions with net settlement features, and (c) accounting for modifications of share-based payment transactions from cash-settled to equity. IFRS 2 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the extent of the impact of the adoption of this standard.
•	IFRS 9 ‘Financial Instruments’ – This standard was published in July 2014 and replaces the existing guidance in IAS 39, ‘Financial Instruments: Recognition and Measurement’. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and the new general hedge accounting requirements.
(1)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Adoption of new accounting standards and upcoming changes (continued)

It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39. IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the extent of the impact of the adoption of this standard.

•	IFRS 15 ‘Revenue from Contracts with Customers’ – This standard contains a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. This standard is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Company does not expect this standard to have a material impact on its financial statements.
•	IFRS 16 ‘Leases’ – This standard was published in January 2016 and replaces the existing guidance in IAS 17, ‘Leases’. IFRS 16 introduces a single accounting model for lessees and for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee will be required to recognize a right-of-use asset, representing its right to use the underlying asset, and a lease liability, representing its obligation to make lease payments. The accounting treatment for lessors will remain largely the same as under IAS 17. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019, with early adoption permitted. The Company is currently evaluating the extent of the impact of the adoption of this standard.

There are other new standards, amendments to standards and interpretations that have been published and are not yet effective. The Company believes they will have no material impact to its consolidated financial statements.

4.	Transactions

        Eastern Dragon agreement

In March 2014, the Company, through one of its subsidiaries, entered into a Subscription and a Shareholders agreement (“Agreements”) with CDH Fortune II Limited (“CDH”).

As a result of these Agreements, CDH acquired 21.05% of the total ordinary shares of Sino Gold Tenya (HK) Limited (“Tenya”), a subsidiary of the Company, and indirectly a 20% interest in the Eastern Dragon Project (“ED”). This transaction has been accounted as an equity transaction with the recognition of a non-controlling interest in the amount of $40,000 representing the consideration received.

Under the terms of the Agreements, CDH had the right to require Eldorado to purchase or procure the purchase by another party of CDH’s shares in Tenya at a fixed price (“Put Option”) for 90 days following the second anniversary of the Agreements. A liability in the initial amount of $46,970 was recorded against equity at the transaction date, representing the present value of the redemption amount of the Put Option. Future changes in the present value of the redemption amount of the Put Option were also charged against equity. Upon expiration of the Put Option in the second quarter of 2016, the net present value of this liability was reversed against equity as the Put Option lapsed without being exercised by CDH.

The Agreements include a second put option that can be exercised by CDH within 90 days following the third anniversary of the Agreements. No liability has been recorded for the second put option, as the conditions under this put option are not within the control of CDH.

The Agreements include other rights and obligations of the Company and CDH associated with the advancement of the ED project, the holding structure, and the number of subsidiaries related to our Chinese assets.

(2)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

5.	Discontinued operations

       On April 26, 2016, the Company announced that it had reached an agreement to sell its 82 percent interest in Jinfeng to a wholly-owned subsidiary of China National Gold Group (“CNG”) for $300 million in cash, subject to certain closing adjustments. The sale was completed on September 6, 2016. In addition to the sale of Jinfeng, on May 16, 2016 Eldorado announced it had reached an agreement to sell its respective interest in White Mountain, Tanjianshan and Eastern Dragon to an affiliate of Yintai Resources Co. Ltd. (“Yintai”) for $600 million in cash, subject to certain closing adjustments. The Yintai transaction is expected to close in the fourth quarter of 2016 and is subject to obtaining various regulatory and shareholders approvals and other customary closing conditions.

An initial post-tax loss of $339 million was recognized on re-measurement to fair value less cost of disposal of our Chinese operations (“China Business”) during the second quarter. This loss was allocated first to goodwill and the remainder to property, plant and equipment. On September 6, 2016, due to the sale of Jinfeng, a net loss on sale of assets held for sale of $207 million was realized in net loss from discontinued operations. The loss on re-measurement to fair value less costs to sell was reduced to $136 million to reflect the part of the China Business that is still included in our discontinued operations as at September 30, 2016.
The loss on disposal of Jinfeng was calculated as follows:

$
Net proceeds received:
Sales price	300,000
Pre-closing cash amount	25,656
Working capital adjustment	(813)
Estimated income taxes	(28,984)
295,859

Net assets sold:
Cash	31,162
Accounts receivable and other	1,520
Inventories	27,049
Other assets	15,200
Property, plant and equipment	570,636
Accounts payable and accrued liabilities	(14,505)
Other non-current liabilities	(11,208)
Deferred income tax liabilities	(98,927)
Non-controlling interest	(17,642)
503,285

Loss on disposal	(207,426)

The results from operations for our China Business have, together with restated comparatives, been presented as discontinued operations within the Condensed Consolidated Income Statements and the Condensed Consolidated Statements of Cash Flows. The discontinued operations include the results of Jinfeng up to September 6, 2016.

(3)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

5.	Discontinued operations (continued)

	Three months ended		Nine months ended
	September 30,		September 30,

	2016	2015	2016	2015
	$	$	$	$
Revenue	57,734	99,145	191,650	293,907
Production costs	35,218	59,496	127,129	160,402
Depreciation and amortization	-	21,639	18,996	65,325
Gross profit	22,516	18,010	45,525	68,180
Exploration expenses	184	203	830	846
General and administrative expenses	4,915	2,370	17,518	8,791
Foreign exchange loss (gain)	(438)	752	282	2,190
Operating profit	17,855	14,685	26,895	56,353
Interest and financing costs	15	62	161	637
Asset retirement obligation accretion	93	127	325	360
Other income (expenses)	2,516	(97)	2,582	(63)
Profit from discontinued operations before income tax	15,231	14,593	23,827	55,419
Income tax expense	7,011	12,797	10,321	28,854
Profit from discontinued operations	8,220	1,796	13,506	26,565
Loss on re-measurement to fair value less costs to sell	4,475	-	136,067	-
Transfer to loss on sale of assets held for sale, net of tax	(207,426)	-	-	-
Loss on sale of assets held for sale, net of tax	207,426	-	207,426	-
Net profit (loss) from discontinued operations	3,745	1,796	(329,987)	26,565

The Company applies judgment to determine whether an asset or disposal group is available for immediate sale in its present condition and that its sale is highly probable and therefore should be classified as held for sale at the balance sheet date. Conditions that support a highly probable sale include the following: an appropriate level of management is committed to a plan to sell the asset or disposal group, an active program to locate a buyer and complete the plan has been initiated, the asset or disposal group has been actively marketed for sale at a price that is reasonable in relation to its current fair value, and the sale of the asset or disposal group is expected to qualify for recognition as a completed sale within one year from the date of classification as held for sale.

The CNG and Yintai transactions were a result of a strategic review by the Company’s management to maximize the value of the Company’s operations in China. Accordingly, the disposal of substantially all of the China Business through the CNG and Yintai transactions represents a single coordinated plan to dispose of a major line of business or geographical area of operations.

The Company concluded that during the second quarter of 2016, the assets and liabilities of the China Business met the criteria for classification as held for sale. Accordingly, the group of assets and liabilities were presented separately under current assets and current liabilities, respectively, as settlement is expected within twelve months. These assets have been re-measured to fair value less cost of disposal with the loss recognized in the Consolidated Income Statement for the three and nine months ended September 30, 2016. In addition, the assets of the China Business are not depreciated while they are classified as held for sale.

(4)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

5.	Discontinued operations (continued)
September 30, 2016

$
ASSETS
Cash and cash equivalents	42,762
Accounts receivable and other	26,319
Inventories	45,750
Other assets	4,162
Property, plant and equipment	703,671
Total assets held for sale	822,664
LIABILITIES
Accounts payable and accrued liabilities	45,451
Asset retirement obligations	11,958
Deferred income tax liabilities	115,814
Total liabilites from assets held for sale	173,223
Net assets held for sale	649,441

6.	Debt
	September 30, 2016 $	December 31, 2015 $
Current:
Revolving credit facility (a)	10,000	-

Non-current:
Senior notes (b)	591,040	589,395
Total debt	601,040	589,395

(a) Revolving credit facility

In November 2012, the Company entered into a $375 million revolving credit facility with a syndicate of banks (“the credit facility”). The credit facility was due to mature on November 23, 2016.

In June 2016, the Company amended and restated the existing revolving credit agreement (“the amended and restated credit agreement” or “ARCA”) and reduced the available credit to $250 million with the option to increase by an additional $100 million through an accordion feature. The maturity date was also extended to June 13, 2020. The ARCA continues to be secured by the shares of SG Resources and Tuprag, wholly owned subsidiaries of the Company.

The ARCA contains covenants that restrict, among other things, the ability of the Company to incur aggregate unsecured indebtedness exceeding $850 million, incur secured indebtedness exceeding $200 million and permitted unsecured indebtedness exceeding $150 million. The ARCA also contains restrictions for making distributions in certain circumstances, selling material assets (other than the permitted disposition of the China Business) and conducting business other than that which relates to the mining industry. Significant financial covenants include a maximum Net Debt to Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”) of 3.5:1 and a minimum EBITDA to Interest of 3:1. The Company is in compliance with these covenants at September 30, 2016.

(5)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

6.	Debt (continued)

Loan interest is variable dependent on a Net Leverage ratio pricing grid. The Company’s current net leverage ratio is approximately 1.0:1. At this ratio, interest charges and fees are as follows: LIBOR plus margin of 2.25% and undrawn standby fee of 0.60%. Fees of $2,031 were paid on the amendment dated June 2016. This amount has been deferred as pre-payment for liquidity services and is being amortized to financing costs over the term of the credit facility. As at September 30, 2016, the prepaid loan cost on the balance sheet was $1,862.

As of September 30, 2016, the Company had $10 million drawn against the facility. This amount was repaid on October 6, 2016.

(b) Senior notes

On December 10, 2012, the Company completed an offering of $600 million senior notes (“the notes”) at par value, with a coupon rate of 6.125% due December 15, 2020. The notes pay interest semi-annually on June 15 and December 15. Net deferred financing costs of $8,960 have been included as an offset in the balance of the notes in the financial statements and are being amortized over the term of the notes.

The fair market value of the notes as at September 30, 2016 was $607.9 million.

(c) Entrusted loan

In November 2010, Eastern Dragon, HSBC Bank (China) and QDML entered into an entrusted loan agreement, which currently has an approved limit of RMB 720 million ($107,820).

Under the terms of the entrusted loan, QDML with its own funds entrusts HSBC Bank (China) to provide a loan facility in the name of QDML to Eastern Dragon. The loan can be drawn down in tranches. Each drawdown bears interest fixed at the prevailing lending rate stipulated by the People’s Bank of China on the date of drawdown. Each drawdown has a term of one year and can be rolled forward at the discretion of QDML. The interest rate on this loan as at September 30, 2016 was 4.59%.

As at September 30, 2016, RMB 697.4 million ($104,455) had been drawn under the entrusted loan. The entrusted loan has been recorded on a net settlement basis.

7.	Share capital

Eldorado’s authorized share capital consists of an unlimited number of voting common shares without par value and an unlimited number of non-voting common shares without par value. At September 30, 2016 there were 716,587,134 (December 31, 2015 – 716,587,134) voting common shares and no non-voting common shares (December 31, 2015 – none) outstanding.

On May 25, 2016 the shareholders of the Company approved by special resolution the reduction of the stated capital account of the Company. As at September 30, 2016, the stated capital of the Company has been reduced by $2,500,000.

(6)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

8.	Share-based payments

(a) Share option plans

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2016
	Weighted average exercise price Cdn$	Number of options
At January 1,	9.97	25,519,434
Granted	3.23	9,001,164
Exercised	-	-
Forfeited	13.70	(3,620,699)
At September 30,	7.57	30,899,899

At September 30, 2016, 19,456,174 share options (September 30, 2015 – 18,759,010) with a weighted average exercise price of Cdn$9.67 (September 30, 2015 – Cdn$11.31) had vested and were exercisable.

Share based compensation expense related to share options for the quarter ended September 30, 2016 was $1,575 (YTD - $5,244).

(b) Restricted share unit plan

A total of 784,203 restricted share units (“RSUs”) at a grant-date fair value of Cdn$3.22 per unit were granted during the nine-month period ended September 30, 2016 under the Company’s RSU plan.

The fair value of each RSU issued is determined as the closing share price at grant date. The current maximum number of common shares authorized for issue under the RSU plan is 5,000,000.

A summary of the status of the restricted share unit plan and changes during the period ended September 30, 2016 is as follows:

Total RSUs
Balance at December 31, 2015	884,846
RSUs Granted	784,203
Redeemed	(335,339)
Forfeited	(93,536)
Balance at September 30, 2016	1,240,174

As at September 30, 2016, 549,507 common shares purchased by the Company remain held in trust in connection with this plan. At the end of the period, 283,735 restricted share units are fully vested and exercisable. These shares purchased and held in trust have been included in treasury stock in the balance sheet.

Restricted share units expense for the quarter ended September 30, 2016 was $408 (YTD - $1,480).

(c) Deferred share units plan

At September 30, 2016, 498,390 deferred share units (“DSUs”) were outstanding with a value of $1,961, which is included in accounts payable and accrued liabilities.

Compensation income related to the DSUs was $273 for the quarter ended September 30, 2016 (YTD – expense of $624)

(7)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

8.	Share-based payments (continued)

(d) Performance share units plan

A total of 796,652 performance share units (“PSUs”) were granted during the nine-month period ended September 30, 2016 under the Company’s PSU plan. The PSUs vest on the third anniversary of the grant date, subject to achievement of pre-determined performance criteria. When fully vested, the number of PSUs redeemed will range from 0% to 200% of the target award, subject to the performance of the share price over the 3 year period. The current maximum number of common shares authorized for issuance from treasury under the PSU plan is 3,130,000.

Compensation expense related to PSUs for the quarter ended September 30, 2016 was $406 (YTD - $1,168).

9.	Fair value of financial instruments

Fair values are determined directly by reference to published price quotations in an active market, when available, or by using a valuation technique that uses inputs observed from relevant markets.

The three levels of the fair value hierarchy are described below:

•	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•	Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e. quoted prices for similar assets or liabilities).
•	Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The only assets measured at fair value as at September 30, 2016 are marketable securities and assets held for sale (see note 5). No liabilities are measured at fair value on a recurring basis as at September 30, 2016 except for the liabilities related to the assets held for sale.

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in Level 1. Instruments included in Level 1 comprise primarily publicly-traded equity investments classified as available-for-sale securities.

With the exception of the fair market value of the Company’s senior notes (note 6b), which are included in level 2, all carrying amounts of financial instruments approximate their fair value.

10.	Supplementary cash flow information
	Three months ended September 30,		Nine months ended September 30,
	2016 $	2015 $	2016 $	2015 $
Changes in non-cash working capital
Accounts receivable and other	(16,926)	1,113	(26,703)	4,247
Inventories	(182)	15,134	(18,144)	26,423
Accounts payable and accrued liabilities	56,899	(10,069)	25,013	48,908
Total	39,791	6,178	(19,834)	79,578

Supplementary cash flow information
Income taxes paid	8,340	17,576	38,797	63,375
Interest paid	337	47	17,181	17,322
(8)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

11.	Segmented information

Identification of reportable segments

The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive officer and the executive management (the chief operating decision makers or CODM) in assessing performance and in determining the allocation of resources.

The CODM considers the business from both a geographic and product perspective and assesses the performance of the operating segments based on measures of profit and loss as well as assets and liabilities. These measures include gross profit (loss), expenditures on exploration, property, plant and equipment and non-current assets, as well as total debt. As at September 30, 2016, Eldorado had five reportable segments based on the geographical location of mining and exploration and development activities.

11.1	Geographical segments

Geographically, the operating segments are identified by country and by operating mine or mine under construction. The Turkey reporting segment includes the Kişladağ and the Efemçukuru mines and exploration activities in Turkey. The Brazil reporting segment includes the Vila Nova mine, Tocantinzinho project and exploration activities in Brazil. The Greece reporting segment includes the Stratoni mine, the Olympias, Skouries, Perama Hill and Sapes projects and exploration activities in Greece. The Romania reporting segment includes the Certej project and exploration activities in Romania. Other reporting segment includes operations of Eldorado’s corporate office and exploration activities in other countries.

Financial information about each of these operating segments is reported to the CODM on at least a monthly basis. The mines in each of the different segments share similar economic characteristics and have been aggregated accordingly.

For the three months ended September 30, 2016
	Turkey	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$
Information about profit and loss
Metal sales from external customers	99,449	-	16,782	-	-	116,231
Production costs	36,935	-	13,563	-	-	50,498
Inventory write-down (reversal)	-	-	(298)	-	-	(298)
Depreciation	16,817	-	23	-	68	16,908
Gross profit (loss)	45,697	-	3,494	-	(68)	49,123

Other material items of income and expense
Other write-down of assets	164	-	-	-	-	164
Exploration expenses	433	573	655	202	3,106	4,969
Income tax expense (recovery)	13,996	66	(1,266)	(410)	267	12,653

Additions to property, plant and
equipment during the period	15,428	2,842	65,379	4,571	13	88,233

(9)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

11.	Segment information (continued)

For the three months ended September 30, 2015
	Turkey	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$
Information about profit and loss
Metal sales from external customers	108,178	(43)	4,237	-	-	112,372
Production costs	52,662	29	5,582	-	-	58,273
Inventory write-down	-	-	1,595	-	-	1,595
Depreciation	20,605	504	1,307	1	111	22,528
Gross profit (loss)	34,911	(576)	(4,247)	(1)	(111)	29,976

Other material items of income and expense
Other write-down of assets	6,891	-	-	-	-	6,891
Exploration costs	2,002	368	504	515	930	4,319
Income tax expense (recovery)	23,047	3,907	63,247	(314)	-	89,887

Additions to property, plant and
equipment during the period	24,874	1,146	50,512	4,398	62	80,992

For the nine months ended September 30, 2016
	Turkey	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$
Information about profit and loss
Metal sales from external customers	289,990	-	27,996	-	-	317,986
Production costs	118,141	-	26,491	-	-	144,632
Depreciation	52,858	-	363	-	206	53,427
Gross profit (loss)	118,991	-	1,142	-	(206)	119,927

Other material items of income and expense
Write down on assets	643	-	-	-	-	643
Exploration costs	1,191	1,476	1,487	543	5,546	10,243
Income tax expense (recovery)	30,986	(3,759)	(205)	(1,043)	(2,811)	23,168

Additions to property, plant and
equipment during the period	44,005	4,881	150,395	11,008	27	210,316

Information about assets and liabilities
Property, plant and equipment (*)	884,030	183,041	2,089,686	409,153	1,563	3,567,473
Debt	-	-	-	-	601,040	601,040

(10)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

11.	Segment information (continued)

For the nine months ended September 30, 2015
	Turkey	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$
Information about profit and loss
Metal sales from external customers	343,685	(398)	26,819	-	-	370,106
Production costs	164,112	1,616	26,492	-	-	192,220
Inventory write-down	-	6,210	1,596	-	-	7,806
Depreciation	56,687	1,514	6,536	1	379	65,117
Gross profit (loss)	122,886	(9,738)	(7,805)	(1)	(379)	104,963

Other material items of income and expense
Impairment loss on property, plant and equipment	-	-	-	254,910	-	254,910
Other write-down of assets	6,891	-	-	-	-	6,891
Exploration costs	2,874	1,141	1,904	1,670	2,396	9,985
Income tax expense (recovery)	50,134	7,005	68,139	(41,067)	27	84,238

Additions to property, plant and
equipment during the period	54,760	1,872	155,358	13,501	213	225,704

As at December 31, 2015
	Turkey	China	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$	$

Information about assets and liabilities
Property, plant and equipment (*)	898,027	1,327,725	179,702	1,942,419	398,147	1,739	4,747,759
Goodwill	-	50,276	-	-	-	-	50,276
	898,027	1,378,001	179,702	1,942,419	398,147	1,739	4,798,035

Debt	-	-	-	-	-	589,395	589,395

* Net of revenues from sale of production from tailings retreatment

The Turkey segment derive their revenues from sales of gold. The Brazil segment derives its revenue from sales of iron ore. The Greece segment derives its revenue from sales of zinc, lead and silver concentrates.

11.2	Seasonality/cyclicality of operations
Management does not consider operations to be of a significant seasonal or cyclical nature.

(11)